UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
______________________________

ELAN CORPORATION, PLC
(Name of Subject Company (Issuer))
______________________________

ELAN CORPORATION, PLC
(Name of Filing Persons (Offeror))
______________________________

Ordinary Shares, par value €0.05 each
(Title of Class of Securities)
______________________________

G29539106
(CUSIP Number of Class of Securities)
______________________________

American Depositary Shares, each representing one Ordinary Share
(Title of Class of Securities)
______________________________

284131208
(CUSIP Number of Class of Securities)
______________________________

William F. Daniel
Elan Corporation, plc
Treasury Building
Dublin 2, Ireland
011-353-1-709-4000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
______________________________

Copies to:
Christopher T. Cox, Esq.
Cadwalader, Wickersham & Taft LLP
One World Financial Center
New York, New York 10281
(212) 504-6000
______________________________

CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee*
Not applicable*	Not applicable*

* Pursuant to General Instruction D to Schedule TO, no filing fee is required in connection with this filing because it relates solely to preliminary communications made before the commencement of a tender offer.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form of Registration No.: Not applicable	Date Filed: Not applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Investor Relations:	Media Relations:
Chris Burns Ph: 800-252-3526 David Marshall Ph: 353-1-709-4444	Emer Reynolds Ph: + 353-1-709-4022 Jonathan Birt/FTI Consulting Ph: +44-751-559-7858 Jamie Tully/Sard Verbinnen & Co Ph: +1-212-687-8080

    Elan Provides Update on Tysabri Transaction and $1bn Share Repurchase

•	US and EU Regulatory Closing Conditions Satisfied
•	Dutch Auction Share Repurchase Process to Commence March 11, 2013
•	The Price Range will be $11.25 to $13.00
•	Shareholder Meeting to Approve Share Repurchase Set for April 12, 2013

Dublin, Ireland – March 8, 2013 - Elan Corporation, plc (NYSE:ELN) (the Company) today provides an update on the Tysabri Restructuring Transaction (“the Tysabri Transaction”) announced on February 6, 2013 and further information regarding the Company’s recently announced proposed $1billion share repurchase program.

Tysabri Transaction Update
The regulatory closing conditions in connection with the Tysabri Transaction are the review process under the Hart-Scott-Rodino Antitrust Improvements Act (“HSR”) in the United States and the review by the Spanish Competition Authority in Europe.

The waiting period for the US antitrust review under HSR expires today, Friday March 8, 2013. This follows the clearance earlier this week of the Tysabri Transaction by the Spanish Competition Authority. Consequently, in accordance with the terms of the Tysabri Transaction agreement with Biogen Idec, closing is expected to occur in the coming weeks.

$1billion Share Repurchase Program
Elan is also providing details of its proposed $1.0 billion share repurchase program (“Share Repurchase”) to be implemented following the close of the Tysabri Transaction.

The Share Repurchase is in addition to the unique Tysabri linked cash dividend announced on March 4, 2013, and will be effected through a tender offer, to be commenced on Monday next, March 11, 2013, by way of a “Dutch Auction”. The price range will be $11.25 to $13.00. In the event that the Share Repurchase is over-subscribed, the Company will purchase less than all shares tendered at or below the purchase price on a pro rata basis.  Both American Depositary Shareholders and Ordinary shareholders will be able to participate in the Share Repurchase.

The Share Repurchase will be conducted in accordance with all applicable Irish and US laws and regulations.  The relevant documentation, setting out full details of the Share Repurchase and convening the requisite shareholder meeting for April 12, 2013, will be circulated to shareholders shortly in accordance with applicable law.

About “Dutch Auction” Tender Offers
A “Dutch Auction” tender offer operates like an auction: a company offers to repurchase its shares within a price range up to a specified aggregate repurchase amount. Shareholders are invited to tender shares over the period during which the tender offer remains open and do so by specifying the lowest price within the range that they will accept.

A company collects investor offers, and purchases the tendered shares at the lowest price possible that will enable it to purchase up to the aggregrate repurchase amount. All shares purchased in the tender offer will be purchased at the same price, even if the shareholder tendered at a lower price. If the company receives more offers at or below the accepted price than the aggregrate repurchase amount, all shareholders who tendered at or below the accepted price will receive a pro rata allocation.

About Elan
Elan is a biotechnology company, headquartered in Ireland, committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. For additional information about Elan, please visit http://www.elan.com.

The Directors of Elan accept responsibility for the information contained in this announcement. To the best of their knowledge and belief (having taken all reasonable care to ensure such is the case); the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

Any holder of 1% or more of any class of relevant securities of Elan or of Royalty Pharma may have disclosure obligations under Rule 8.3 of the Irish Takeover Panel Act, 1997, Takeover Rules 2007 (as amended).

Additional Information
This announcement is neither an offer to purchase nor a solicitation of an offer to sell any ordinary shares or American Depositary Shares of the Company or any other securities.  The Company has the discretion to determine if and when to implement any such offer.  If a tender offer is commenced by the Company, a tender offer statement on Schedule TO and related documents will be filed by the Company with the United States Securities and Exchange Commission (the “SEC”). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT REGARDING THE OFFER AND ANY RELATED DOCUMENT FILED WITH THE SEC, AS THEY MAY BE AMENDED FROM TIME TO TIME, IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed by the Company with the SEC at the website maintained by the SEC at www.sec.gov, at the Company’s  website www.elan.com or by directing such requests to Elan Corporation, plc, Treasury Building, Dublin 2, Ireland, Attention: Investor Relations.

Forward Looking Statements
This document contains forward-looking statements about Elan’s financial condition, results of operations, business prospects and Tysabri that involve substantial risks and uncertainties.  You can identify these statements by the fact that they use words such as “anticipate”, “estimate”, “project”, “target”, “intend”, “plan”, “will”, “believe”, “expect” and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events.  Among the factors that could cause actual results to differ materially from those described or projected herein are the following: the risk that the Tysabri transaction does not complete, the potential of Tysabri, which may be severely constrained by increases in the incidence of serious adverse events (including death) associated with Tysabri (in particular, by increases in the incidence rate for cases of PML), or by competition from existing or new therapies (in particular, oral therapies), and the potential for the successful development and commercialization of additional products, whether internally or by acquisition, especially given the separation of the Prothena business which left us with no material pre-clinical research programs or capabilities; Elan’s ability to maintain sufficient cash, liquid resources, and investments and other assets capable of being monetized to meet its liquidity requirements; the success of our development activities, and research and development activities in which we retain an interest, including, in particular, the impact of the announced discontinuation of the development of bapineuzumab intravenous in mild to moderate Alzheimer’s disease; failure to comply with anti-kickback, bribery and false claims laws in the United States, Europe and elsewhere;difficulties or delays in manufacturing and supply of Tysabri; trade buying patterns; the impact of potential biosimilar competition, whether restrictive covenants in Elan’s debt obligations will adversely affect Elan; the trend towards managed care and health care cost containment, including Medicare and Medicaid; legislation and other developments affecting pharmaceutical pricing and reimbursement (including, in particular, the dispute in Italy with respect to Tysabri sales), both domestically and internationally; failure to comply with Elan’s payment obligations under Medicaid and other governmental programs; exposure to product liability (including, in particular, with respect to Tysabri) and other types of lawsuits and legal defense costs and the risks of adverse decisions or settlements related to product liability, patent protection, securities class actions, governmental investigations and other legal proceedings; Elan’s ability to protect its patents and other intellectual property; claims and concerns that may arise regarding the safety or efficacy of Elan’s products or product candidates; interest rate and foreign currency exchange rate fluctuations and the risk of a partial or total collapse of the euro; governmental laws and regulations affecting domestic and foreign operations, including tax obligations; if the Tysabri transaction completes, whether we are deemed to be an Investment Company or a Passive Foreign Investment Company; general changes in United States and International generally accepted accounting principles; growth in costs and expenses; the failure to expire of the waiting period under HSR applicable to the Tysabri Transaction; and the impact of acquisitions, divestitures, restructurings, product withdrawals and other unusual items. A further list and description of these risks, uncertainties and other matters can be found in Elan’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, and in its Reports of Foreign Issuer on Form 6-K filed with the SEC. Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

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